SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 5)*

LPL Financial Holdings Inc.
(Name of Issuer)
Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)
50212V100
(CUSIP Number)
December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50212V100		13G	Page 2 of 9
1	NAME OF REPORTING PERSON TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 8,567,572
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 8,567,572
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,567,572
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6% (1)
12	TYPE OF REPORTING PERSON CO

__________________________
(1) The calculation assumes that there is a total of 89,372,243 shares of Common Stock (as defined herein) outstanding, which is equal to (i) the 94,994,871 shares of Common Stock outstanding as of October 26, 2015 as reported on the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on October 29, 2015, less (ii) the 5,622,628 shares of Common Stock repurchased by the Issuer, as reported on the Issuer’s current report on Form 8-K filed with the Commission on December 11, 2015.

CUSIP No. 50212V100		13G	Page 3 of 9
1	NAME OF REPORTING PERSON David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 8,775,973
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 8,775,973
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,775,973
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8% (2)
12	TYPE OF REPORTING PERSON IN

________________________________
(2) The calculation assumes that there is a total of 89,372,243 shares of Common Stock outstanding, which is equal to (i) the 94,994,871 shares of Common Stock outstanding as of October 26, 2015 as reported on the Issuer’s quarterly report on Form 10-Q filed with the Commission on October 29, 2015, less (ii) the 5,622,628 shares of Common Stock repurchased by the Issuer, as reported on the Issuer’s current report on Form 8-K filed with the Commission on December 11, 2015.

CUSIP No. 50212V100		13G	Page 4 of 9
1	NAME OF REPORTING PERSON James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 8,585,881
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 8,585,881
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,585,881
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6% (3)%
12	TYPE OF REPORTING PERSON* IN

____________________

(3) The calculation assumes that there is a total of 89,372,243 shares of Common Stock outstanding, which is equal to (i) the 94,994,871 shares of Common Stock outstanding as of October 26, 2015 as reported on the Issuer’s quarterly report on Form 10-Q filed with the Commission on October 29, 2015, less (ii) the 5,622,628 shares of Common Stock repurchased by the Issuer, as reported on the Issuer’s current report on Form 8-K filed with the Commission on December 11, 2015.

Item 1(a). Name of Issuer:

LPL Financial Holdings Inc. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

75 State Street
       Boston, MA 02108

Item 2(a). Name of Person Filing:

This Amendment No. 5 to Schedule 13G (as amended, the “Schedule 13G”) is being filed jointly by TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”), David Bonderman and James G. Coulter (each a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an Agreement of Joint Filing incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Act.

Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings I, L.P., a Delaware limited partnership, which is the sole member of TPG GenPar IV Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG GenPar IV, L.P., a Delaware limited partnership, which is the general partner of TPG Partners IV, L.P., a Delaware limited partnership (“Partners IV”), which directly holds 8,567,572 shares of Common Stock of the Issuer (the “TPG Shares”). Because of Group Advisor’s relationship to Partners IV, Group Advisors may be deemed to beneficially own the TPG Shares.

David Bonderman and James G. Coulter are officers and sole shareholders of Group Advisors, and therefore may be deemed to beneficially own the TPG Shares. Messrs. Bonderman and Coulter disclaim beneficial ownership of the TPG Shares except to the extent of their pecuniary interest therein.

Excluding the TPG Shares, Mr. Bonderman holds directly or indirectly 208,401 shares of Common Stock of the Issuer, and Mr. Coulter holds directly or indirectly 18,309 shares of Common Stock of the Issuer.

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Persons is as follows:

c/o TPG Global, LLC

301 Commerce St., Suite 3300
      Fort Worth, TX 76102

Item 2(c). Citizenship:

See Item 4 of each of the cover pages.

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”).

Item 2(e). CUSIP Number:

50212V100.

Item 3. If this Statement is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).
(j)	☐ Non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J).

(k)	☐ Group in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item 4. Ownership.

(a)	Amount Beneficially Owned:

      See Item 9 of each of the cover pages.

(b)	Percent of Class:

      See Item 11 of each of the cover pages.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

            See Item 5 of each of the cover pages.

(ii)	Shared power to vote or to direct the vote:

             See Item 6 of each of the cover pages.

(iii)	Sole power to dispose or to direct the disposition of:

             See Item 7 of each of the cover pages.

(iv)	Shared power to dispose or to direct the disposition of:

            See Item 8 of each of the cover pages.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See response to Item 2(a) hereto.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Clive Bode

Name: Clive Bode

Title: Vice President

David Bonderman

By: /s/ Clive Bode

Name: Clive Bode, on behalf

of David Bonderman (4)

James G. Coulter

By: /s/ Clive Bode

Name: Clive Bode, on behalf

of James G. Coulter (5)

____________________

(4) Clive Bode is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated June 19, 2015, previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Bonderman on June 22, 2015 (SEC File No. 005-87680).

(5) Clive Bode is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated June 19, 2015, previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Coulter on June 22, 2015 (SEC File No. 005-87680).

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.*

________

* Incorporated herein by reference to the Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011, which was previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011.

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